SE 19010817 N

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| ~~8-35930~~ 8-48460 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tribal Capital Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Springfield Avenue Suite 301
(No. and Street)

(City) (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Ochojski 646-780-7333
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

| 1514 Old York Road | Abington | NJ | 07901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

## OATH OR AFFIRMATION

I, Alan Mele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tribal Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAX DONASCIMENTO
Commission # 50078476
Notary Public, State of New Jersey
My Commission Expires
March 15, 2023

Notary Public

Alan W. Mele
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC oath

# TRIBAL CAPITAL MARKETS, LLC

## CERTIFIED BALANCE SHEET REPORT

### DECEMBER 31, 2018

*Sanville & Company*

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10004
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Tribal Capital Markets, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Tribal Capital Markets, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
February 28, 2019

# TRIBAL CAPITAL MARKETS, LLC

## DECEMBER 31, 2018

## TABLE OF CONTENTS

# TRIBAL CAPITAL MARKETS, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 148,740 |
| Securities owned, at fair value | 15,611,107 |
| Due from clearing broker | 615 |
| Deposit with clearing broker | 863,331 |
| Secured demand note receivable | 7,250,000 |
| Prepaid expenses | 307,786 |
| Fixed assets, net of accumulated depreciation of $259,302 | 225,780 |
| Other assets | 93,464 |
| **Total assets** | $ 24,500,823 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Liabilities: | |
| Securities sold short, at fair value | 1,380,491 |
| Due to clearing broker | 8,231,603 |
| Accounts payable and accrued expenses | 498,687 |
| Payable to related parties | 36,548 |
| Subordinated loan payable | 7,250,000 |
| **Total liabilities** | 17,397,329 |
| Members' equity | 7,103,494 |
| **Total liabilities and members' equity** | $ 24,500,823 |

See notes to the financial statements

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Tribal Capital Markets, LLC (the "Company"), is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. The Company operates out of its main office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by Pershing, LLC on a fully-disclosed basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of presentation***
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U .S. GAAP").

***Securities owned and securities sold short***
Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in trading revenues, net in the statement of operations.

***Fixed assets***
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

***Revenue recognition***

***Commission income***
Commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of operations.

***Investment banking***
Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred.

***Adoption of new accounting standards***
On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Use of estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2018 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

***Income taxes***

The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2015, 2016 and 2017 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

***Cash and cash equivalents***

Cash represents cash and cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of 3 months or less. Cash equivalents are carried at cost plus accrued interest which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements other than for investment purposes. Cash and cash equivalents are held at major financial institutions.

### New Accounting Standard Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company expects to record a right-of-use assets and related lease liabilities upon the adoption of ASU 2016-02.

## 3. VALUATION OF SECURITIES

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's securities are Level 1 and Level 2, and are summarized as follows:

| Description | Level 1 | Level 2 | Total |
|---|---|---|---|
| **Investments** | | | |
| Equities | $ 3,084,889 | $ - | $ 3,084,889 |
| Future contracts | 187,524 | - | 187,524 |
| Option contracts | 77,563 | - | 77,563 |
| Corporate Bonds | - | 11,400,292 | 11,400,292 |
| Government Sponsored Enterprises | - | 860,839 | 860,839 |
| **Total Investments** | **$ 3,349,976** | **$ 12,261,131** | **$ 15,611,107** |
| **Securities sold short** | | | |
| Corporate Bonds | $ - | $ 8,387 | $ 8,387 |
| Government Sponsored Enterprises | - | 954,275 | 954,275 |
| Future contracts | 417,829 | - | 417,829 |
| **Total Securities sold short** | **$ 417,829** | **$ 962,662** | **$ 1,380,491** |

## *Valuation techniques*

### *Futures contracts*

Futures contracts are marked-to-market daily and valued at closing market prices on valuation date. A daily variation margin (the gain or loss) between the daily value of the contracts and the value on the previous day is recorded and settled in cash with the broker the following morning. At December 31, 2018, Futures contracts held by the Company are considered Level 1.

### *Derivative instruments (put and call options)*

Options are valued at the last sales prices on the valuation date if the last sales price is between the closing bid and asked prices. Otherwise, options are valued at the closing bid price. These securities will be categorized in level 2 of the fair value hierarchy if valued at other than closing price. At December 31, 2018, Option contracts held by the Company are considered Level 1.

## 3. VALUATION OF SECURITIES *(continued)*

***Valuation techniques** (continued)*

***Corporate bonds***

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. Usually corporate bonds are categorized as Level 2 of the fair value hierarchy.

***Government***

Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2018, Government Sponsored Securities held by the Company are considered Level 2.

## 4. FIXED ASSETS

Fixed assets, net at December 31, 2018, are summarized as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 107,047 |
| Technology equipment | | 368,356 |
| Leasehold Improvements | | 9,679 |
| | | 485,082 |
| Less accumulated depreciation | $ | (259,302) |
| | **$** | **225,780** |

Depreciation expense amounted to $51,415 for the year ended December 31, 2018.

## 5. SUBORDINATED LOANS PAYABLE

In September 2015, the Company entered into a renewable, collateralized subordinated loan agreement with The Morongo Band of Mission Indians in the amount of $7 million dollars which bears an interest rate of 2% per annum. This subordinated loan was increased to $7.25 million dollars in 2018. The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

## 6. COMMITMENTS

In July 2016, The Company entered into a new lease agreement for office space in NY, NY expiring September 2020

Future aggregate annual minimum rental payments due under the lease are as follows:

| Year Ending December 31 - NY Office: | |
|---|---|
| 2019 | 228,197 |
| 2020 | 175,062 |
| | **$ 403,259** |

In November 2018, The Company entered into a sublease agreement for the office space for the remaining life of the lease. The total aggregate value of sublease payments to be received in 2019 and 2020 is $344,867. $60,000 was received in 2018.

In June 2017, The Company entered into a new lease agreement for office space at in Boca Raton, FL expiring August 2019

Future aggregate annual minimum rental payments due under the lease are as follows:

| Year Ending December 31 - FL Office: | |
|---|---|
| 2019 | $ 15,424 |

In June 2017, The Company entered into a new lease agreement for office space in Summit, NJ expiring August 2021

Future aggregate annual minimum rental payments due under the lease are as follows:

| Year Ending December 31 - NJ Office: | |
|---|---|
| 2019 | 52,000 |
| 2020 | 55,000 |
| 2021 | 38,000 |
| | **$ 145,000** |

## 6. COMMITMENTS *(continued)*

In June 2018, The Company entered into a new lease agreement for office space in Chicago, IL expiring June 2019

Future aggregate annual minimum rental payments due under the lease are as follows:

| Year Ending December 31 - Chicago Office: | |
|---|---|
| 2019 | 16,794 |
| | $ 16,794 |

In November 2018, The Company entered into a new lease agreement for office space in Hicksville, NY expiring May 2019

Future aggregate annual minimum rental payments due under the lease are as follows:

| Year Ending December 31 - Long Island Office: | |
|---|---|
| 2019 | 9,250 |
| | $ 9,250 |

In November 2018, The Company entered into a new lease agreement for office space in NY, NY. Payments under the lease are on month to month basis with no specified term.

In December 2018, The Company entered into a new lease agreement for office space in Red Bank, NJ expiring November 2021

Future aggregate annual minimum rental payments due under the lease are as follows as the first two years of the lease were prepaid in 2018:

| Year Ending December 31 - Red Bank Office: | |
|---|---|
| 2020 | 22,500 |
| 2021 | 67,500 |
| | $ 90,000 |

Net rent expense for 2018 was $329,816, which includes rent, utilities and escalation charges.

## 7. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and options with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

## 8. CONCENTRATIONS

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $12,782,884, which exceeded the required minimum net capital of $100,000 by $12,682,884. Aggregate indebtedness at December 31, 2018 totaled $535,235. The Company's percentage of aggregate indebtedness to net capital was 4.19%.

## 10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2018 and determined that there are no material events that would require disclosures in the Company's financial statements.